Frank F. Rahmani	VIA EDGAR AND OVERNIGHT COURIER
+1 650 843 5753
rahmaniff@cooley.com

September 10, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C., 20549

Attn:	Christine Westbrook
Dorrie Yale
Paul Cline
Angela Connell

Re:	Urovant Sciences Ltd.
Amendment No. 3 to Registration Statement on Form S-1
Filed August 30, 2018
File No. 333-226169

Ladies and Gentlemen:

On behalf of Urovant Sciences Ltd. (the “Company”), we are providing this response letter in response to the comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) contained in its letter, dated September 7, 2018 (the “Comment Letter”), relating to the Company’s Amendment No. 3 to Registration Statement on Form S-1, as filed on August 30, 2018 (the “Registration Statement”).

The Company is concurrently filing Amendment No. 4 to the Registration Statement (the “Amended Registration Statement”), which reflects changes made in response to the Comments contained in the Comment Letter and certain other changes. We are also sending the Staff a copy of this response letter, along with copies of the Amended Registration statement marked to show all changes made to the Registration Statement.

For your convenience, we have incorporated the Comments contained in the Comment Letter into this response letter in italics. Page references in the text of this response letter correspond to the page numbers of the Amended Registration Statement. Capitalized terms used in this response letter but not otherwise defined in this response letter shall have the meanings set forth in the Amended Registration Statement.

Prospectus Summary

Company overview, page 2

1.

We note your disclosure that initiation of a Phase 2a trial of h-Maxi-K for the treatment of overactive bladder (OAB) in 2019 is subject to feedback from the U.S. Food and Drug Administration. Please expand your disclosure to explain. In addition, clarify which of the trials conducted by Ion Channel Innovations, LLC you intend to rely.

Cooley LLP  3175 Hanover Street  Palo Alto, CA  94304-1130

t: (650) 843-5000  f: (650) 849-7400  cooley.com

United States Securities and Exchange Commission

September 10, 2018

Page Two

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1, 2, 7, 82, 96, 98, 99 and 119 of the Amended Registration Statement.

hMaxi-K for the treatment of overactive bladder, page 6

2.

We note your discussion in the penultimate paragraph on page 2 on the number of Americans who suffer from bothersome symptoms of OAB and the number of estimated patients who received prescriptions for oral OAB medications in 2017. Please revise to provide similar disclosure here for patients with OAB who have failed oral pharmacological therapy.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2, 6, 98, 100 and 119 of the Amended Registration Statement.

Risks associated with our business, page 8

3.

Please expand your disclosure in the eighth bullet point to highlight the risk that the patent rights exclusively licensed from ICI consist solely of a pending international patent application and that the Phase 1 trials in OAB studied the product candidate in a limited patient population of 22 women, as you note on page 119. Additionally, please disclose any serious adverse events observed in any of the earlier trials for hMaxi-K.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 7, 8, 9, 119 and 120 of the Amended Registration Statement.

Business

hMaxi-K for the treatment of overactive bladder, page 119

4.

We note your statement in the last paragraph on page 119 that statistical significance was achieved in one of the Phase 1b trials. Please expand your disclosure to explain your use of p-values and of the term “statistical significance”, and how they relate to the FDA’s evidentiary standards of efficacy.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 120 of the Amended Registration Statement.

5	Please revise the first full paragraph on page 119 to discuss the specific objective endpoints you expect to evaluate in the Phase 2a trial.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 7 and 119 of the Amended Registration Statement.

6.

Please expand your discussion of the Phase 1b trial described in the last paragraph on page 119 to explain the results regarding the endpoints of urinary urgency and frequency and quality of life. Please also disclose the dosages used.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 120 of the Amended Registration Statement.

Cooley LLP  3175 Hanover Street  Palo Alto, CA  94304-1130

t: (650) 843-5000  f: (650) 849-7400  cooley.com

United States Securities and Exchange Commission

September 10, 2018

Page Three

7.

We note your disclosure that hMaxi-K has been studied in two Phase 1b clinical trials for OAB in a total of 22 women. Please expand your disclosure to describe the results of the other Phase 1b clinical trial, including when it was conducted and the length of the trial.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 120 of the Amended Registration Statement.

Manufacturing, page 122

8.

We refer to your statement on page 53 that you may need a patented or proprietary DNA delivery-related technology to manufacture and commercialize hMaxi-K. To the extent material, please expand your discussion in the third paragraph to discuss this need.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 123 and 124 of the Amended Registration Statement.

Cooley LLP  3175 Hanover Street  Palo Alto, CA  94304-1130

t: (650) 843-5000  f: (650) 849-7400   cooley.com

United States Securities and Exchange Commission

September 10, 2018

Page Four

The Company respectfully requests the Staff’s assistance in completing the review of this response letter. Please contact me at (650) 843-5753 with any questions regarding the Company’s response to the Staff’s Comment or if you require further information. Thank you in advance for your attention to this matter.

Sincerely,

/S/ FRANK F. RAHMANI

Frank F. Rahmani

cc:	Keith A. Katkin, Urovant Sciences Ltd.
Bryan Smith, Urovant Sciences, Inc.
John T. McKenna, Cooley LLP
Alison A. Haggerty, Cooley LLP
Nathan Ajiashvili, Latham & Watkins LLP
Justin McNamee, Latham & Watkins LLP

Cooley LLP  3175 Hanover Street Palo  Alto, CA  94304-1130

t: (650) 843-5000  f: (650) 849-7400  cooley.com